

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2011

Via E-Mail
Peter Hedly, President
Gaia Remedies, Inc.
13140 70th Lane NE
Kirkland, Washington 98034

> **Re:** **Gaia Remedies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2011**
> **File No. 333-174894**

Dear Mr. Hedly:

We have reviewed your letter dated July 26, 2011 responding to our comment letter dated July 14, 2011 and your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Business, page 19

1. We note your revisions in response to comment nine in our letter dated July 14, 2011. We reissue the part of that comment asking you to provide source materials to us, appropriately marked to highlight the sections relied upon and cross-referenced to your prospectus. In preparing your materials for submission to us, please ensure that it will be apparent to us how the materials support the corresponding statements in your document.

Management's Discussion and Analysis of Financial Condition and Results…, page 29

Plan of Operation, page 29

2. We note your revisions in response to comment 13 in our letter dated July 14, 2011. The table at the bottom of page 29 detailing the costs needed to implement your plan of operations shows total budgeted costs of $30,000; however, the sentence immediately above

this table states that total costs to implement your plan of operations will only be $28,000. Please revise to present a consistent estimated cost to implement your plan of operations.

3. We have reviewed your revisions in response to comment 14 in our letter dated July 14, 2011. As previously requested, please explain in more detail what you need to do to accomplish each item listed, including clarifying any progress you have made thus far on these items. If you have not started working on any of these items to date, please state this.

Exhibit Index, page II-3

4. Please be advised that you must file an updated, timely consent prior to the effectiveness of this registration statement.

Undertakings, page II-4

5. We note your response to comment 18 in our letter dated July 14, 2011 and we reissue that comment. Please revise your filing to include the undertaking in Item 512(a)(5)(ii) of Regulation S-K.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Staff Attorney, at (202) 551-3331, Mara Ransom, Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions you may have.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant